Registration Statement No. 333-268053
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated August 7, 2024
(To Prospectus dated October 28, 2022)

Pricing Term Sheet

Fixed-Rate Notes due 2034, 2055, and 2064

The information in this pricing term sheet relates only to the offering of U.S. dollar-denominated Notes (the “Dollar Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated August 7, 2024 relating to the Dollar Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 28, 2022, which forms a part of Registration Statement No. 333-268053.

Issuer:	The Coca-Cola Company

Security:	4.650% Notes due 2034 5.200% Notes due 2055 5.400% Notes due 2064

Offering Format:	SEC Registered

Principal Amount:	$750,000,000 of 2034 Notes $1,500,000,000 of 2055 Notes $750,000,000 of 2064 Notes[1]

Maturity Date:	August 14, 2034 for 2034 Notes January 14, 2055 for 2055 Notes May 13, 2064 for 2064 Notes

Coupon:	4.650% per year for 2034 Notes 5.200% per year for 2055 Notes 5.400% per year for 2064 Notes

Price to Public:	99.968% of principal amount for 2034 Notes 99.913% of principal amount for 2055 Notes 100.709% of principal amount for 2064 Notes[2]

1 The 2064 Notes offered hereby will be identical to the terms of, and will be part of the same series as, the $900,000,000 aggregate principal amount of the 5.400% Notes due 2064 issued by The Coca-Cola Company on May 13, 2024. Upon settlement, the outstanding aggregate principal amount of the 5.400% Notes due 2064, including the 2064 Notes offered hereby, will be $1,650,000,000.

2 Plus accrued interest of $10,237,500 from and including May 13, 2024 to but excluding the Settlement Date.

Yield to Maturity:	4.654% for 2034 Notes 5.206% for 2055 Notes 5.356% for 2064 Notes

Spread to Benchmark Treasury:	+70 bps for 2034 Notes +95 bps for 2055 Notes +110 bps for 2064 Notes

Benchmark Treasury:	UST 4.375% due May 15, 2034 for 2034 Notes UST 4.250% due February 15, 2054 for 2055 Notes UST 4.250% due February 15, 2054 for 2064 Notes

Benchmark Treasury Yield:	3.954% for 2034 Notes 4.256% for 2055 Notes 4.256% for 2064 Notes

Benchmark Treasury Price:	103-12 for 2034 Notes 99-29 for 2055 Notes 99-29 for 2064 Notes

Interest Payment Dates:

Semiannually on February 14 and August 14, commencing on February 14, 2025 for the 2034 Notes

Semiannually on January 14 and July 14, commencing on January 14, 2025 for the 2055 Notes

Semiannually on May 13 and November 13, commencing on November 13, 2024 for the 2064 Notes

Optional Redemption:

Prior to May 14, 2034 (three months prior to the maturity date (the “2034 Par Call Date”)) with respect to the 2034 Notes, prior to July 14, 2054 (six months prior to the maturity date (the “2055 Par Call Date”)) with respect to the 2055 Notes and prior to November 13, 2063 (six months prior to the maturity date (the “2064 Par Call Date” and, together with the 2034 Par Call Date and the 2055 Par Call Date, each a “Par Call Date”)) with respect to the 2064 Notes, The Coca-Cola Company may, at its option, redeem the notes of the applicable series, in whole or in part, at any time and from time to time, at a redemption price (as determined by The Coca-Cola Company, expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•      100% of the principal amount of the applicable series of notes to be redeemed; and

•      (a) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of notes to be redeemed discounted to the redemption date (assuming the notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points in the case of the 2034 Notes, 15 basis points in the case of the 2055 Notes and 15 basis points in the case of the 2064 Notes less (b) accrued and unpaid interest thereon to, but excluding, the applicable redemption date;

plus, in either case, accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

On or after the 2034 Par Call Date with respect to the 2034 Notes, the 2055 Par Call Date with respect to the 2055 Notes and the 2064 Par Call Date with respect to the 2064 Notes, The Coca-Cola Company may, at its option, redeem the notes of such series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the applicable series of notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

Use of Proceeds:	The Coca-Cola Company expects to use the net proceeds from the offering for general corporate purposes, which may include working capital, capital expenditures, acquisitions of or investments in businesses or assets and redemption and repayment of short-term or long-term borrowings, as well as for making any potential payments in connection with ongoing tax litigation with the United States Internal Revenue Service and the final contingent consideration payment in 2025 in connection with the Coca-Cola Company’s acquisition of fairlife, LLC.

Day Count Convention:	30 / 360

Trade Date:	August 7, 2024

Settlement Date*:	August 14, 2024 (T+5)

CUSIP / ISIN:	191216 DY3 / US191216DY38 for 2034 Notes 191216 DZ0 / US191216DZ03 for 2055 Notes 191216 DT4 / US191216DT43 for 2064 Notes

Denominations:	$2,000 x $1,000

Expected Ratings**:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services

Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

Santander US Capital Markets LLC

Wells Fargo Securities, LLC

Co-Managers: Guzman & Company Loop Capital Markets LLC Mischler Financial Group, Inc. Stern Brothers & Co.

*Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before their date of delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC at 1-866-471-2526 or Morgan Stanley & Co. LLC at 1-866-718-1649.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.